SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Annoucement to the Market

Disclosure on the Decrease in Ownership Interest

São Paulo, March 16, 2011 - GOL Linhas Aéreas Inteligentes S.A. (BM&FBovespa: GOLL4 and NYSE: GOL) (S&P/Fitch: BB-/BB-, Moody’s: Ba3), the largest low-fare, low-cost airline in Latin America, hereby informs that it received on March 10, 2011, the following notice from its shareholder, AllianceBernstein L.P. and its affiliate AXA Investment Managers:

“In accordance with the main section of Article 12 of CVM Instruction No. 358 of January 3, 2002, AllianceBernstein L.P., a company duly organized and existing  in accordance with the laws of the State of Delaware, United States of America, headquartered at 1345 Avenue of the Americas, New York 10105, United States of America, and its affiliate AXA Investment Managers, a company duly organized and existing in accordance with the laws of France, headquartered at Coeur Défense Tour B, 100 Esplanade du Général de Gaulle, 92932 Paris la Défense, France (jointly, “AllianceBernstein”), in its capacity as managers of funds and/or other discretionary investment management clients abroad, hereby informs that the funds and/or other discretionary investment management clients abroad under their administration disposed, through certain deals on stock exchange, directly or through American Depositary Receipts – ADRs, of ,7,673,669 (seven million, six hundred and seventy three thousand, six hundred and sixty nine) preferred shares issued by GOL LINHAS AÉREAS INTELIGENTES S.A. (“Company”), representing 5.76% of all shares of such class, thus holding currently 1,075,200 (one million, seventy five thousand and two hundred) preferred shares issued by the Company, corresponding to 0.807% of all shares of such class. This is a minority investment that does not involve a change in the composition of corporate control or a change in the management structure of the Company. Currently, AllianceBernstein does not target any quantity of the Company’s preferred shares. No other affiliate of AllianceBernstein holds any interest on the Company. There are no convertible debentures already held, directly or indirectly, by AllianceBernstein or related person, nor any agreement or contract regulating voting rights or the purchase and sale of securities issued by the Company, to which AllianceBernstein or any related person is a party.”

Contact

Investor Relations
Leonardo Pereira –CFO
Rodrigo Alves – Capital Markets Officer
Raquel Kim – Investor Relations
Mario Liao – Investor Relations
Phone.: (55 11) 2128-4700
E-mail: ri@golnaweb.com.br
Website:www.voegol.com.br/ir
Twitter: www.twitter.com/GOLinvest

Corporate Communications
Phone.: (55 11) 2128-4413
E-mail: comcorp@golnaweb.com.br
Twitter: www.twitter.com/GOLcomunicacao

Media Relations
Edelman (USA and Europe): Meaghan Smith and Robby Corrado
Phone.: +1 (212) 704-8196 / 704-4590
E-mail: meaghan.smith@edelman.com
or robert.corrado@edelman.com

About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and BM&FBOVESPA: GOLL4), (S&P/Fitch: BB-/BB-, Moody`s: Ba3), the largest low-cost and low-fare airline in Latin America, offers more than 900 daily flights to 59 destinations that connect all the important cities in Brazil and 14 major destinations in South America and Caribbean. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. Fully committed to seeking innovative solutions through the use of cutting-edge technology, the Company - via its GOL, VARIG, GOLLOG, SMILES and VoeFácil brands - offers its clients easy payment facilities, a wide range of complementary services and the best cost-benefit ratio in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2011

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.